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        As filed with the Securities and Exchange Commission on October 14, 1998
                                        Investment Company Act File no. 811-5304




                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-4

                          ISSUER TENDER OFFER STATEMENT
      (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)
                                (Amendment No. 1)

                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                                (Name of Issuer)


                      SCUDDER SPAIN AND PORTUGAL FUND, INC.
                      (Name of Person(s) Filing Statement)


                SHARES OF COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)


                                    320532104
                      (CUSIP Number of Class of Securities)


                             Bruce H. Goldfarb, Esq.
                        Scudder Kemper Investments, Inc.
                                 345 Park Avenue
                               New York, NY 10154
                                 (212) 336-4654
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)


                                 With Copies to:
                              Robert W. Helm, Esq.
                             Dechert Price & Rhoads
                              1775 Eye Street, N.W.
                             WASHINGTON, D.C. 20006
                                 (202) 261-3300

                                October 14, 1998
                               (Date of Amendment)


                            CALCULATION OF FILING FEE

       Transaction                                Amount of
       Valuation (a):   $76,302,578               Filing Fee (b):  $15,510.17

(a) Calculated as the aggregate maximum purchase price to be paid for shares in the offer, based upon the average of the high and low prices reported as of August 28, 1998.


(b)      Calculated as 1/50th of 1% of the Transaction Valuation.


[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


      Amount Previously Paid: $15,261.00

      Form or Registration No.:  Schedule 13E-4

      Filing Party:  Scudder Spain and Portugal Fund, Inc.

      Date Filed:  September 2, 1998
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         This Amendment No. 1 to the Issuer's Tender Offer Statement on Schedule
13E-4 of Scudder Spain and Portugal Fund, Inc. (the "Fund") relating to an offer to its shareholders of the right to demand the repurchase of their shares ("Redemption Right") in the amount of up to 4,883,365 of the 6,511,154 outstanding shares of its common stock, par value $.01 per share (the "Shares"), in exchange for a pro rata portion of each of the securities (other than short-term fixed income securities with maturities of less than one year, securities with transfer restrictions or certain illiquid securities) held in the Fund's investment portfolio ("Portfolio Securities") on the Valuation Date, subject to adjustment for fractional shares, and originally filed with the Securities and Exchange Commission on September 2, 1998, constitutes the final amendment pursuant to Rule 13e-4(c)(3) under the Securities and Exchange Act of 1934 (the "Exchange Act") and General Instruction D of Schedule 13E-4.

         The Redemption Right terminated at 5:00 P.M., Eastern time, on September 30, 1998 (the "Expiration Date"). Pursuant to the Redemption Right, 5,003,554.154 Shares were presented for redemption, all of which were accepted by the Fund for repurchase at a net asset value of $12.11 per Share, as determined as of the close of the New York Stock Exchange on the Valuation Date, for an aggregate price of $60,569,565.92. Although the Shares accepted for redemption constitute a number greater than the number of Shares which were initially permitted to be presented for redemption, pursuant to an exception in the Redemption Right Statement and under Rule 14e-1(b) of the Securities Exchange Act of 1934, the Fund is permitted, and has determined, to accept all of the Shares that were presented for redemption since the number accepted is not greater than 2% of the Fund's outstanding securities.

Item 9.           Material to Be Filed as Exhibits:

                  The following materials are hereby filed as additional Exhibits to the Schedule 13E-4.

                  (a) (1) Text of Press Release Announcing Preliminary Results
                          dated October 1, 1998.


                      (2) Text of Completion Press Release dated
                          October 14, 1998.
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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                      SCUDDER SPAIN AND PORTUGAL FUND, INC.


                                                /s/ Bruce H. Goldfarb, Esq.
                                                Vice President

Date:  October 14, 1998
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Exhibit Index

                  (a) (1) Text of Press Release Announcing Preliminary Results
                          dated October 1, 1998.


                      (2) Text of Completion Press Release dated
                          October 14, 1998.